Exhibit 99.75

First Phosphate Reports Updated Mineral Resource Estimate for Bégin-Lamarche Phosphate Deposit

Saguenay, Quebec--(Newsfile Corp. - May 26, 2026) - First Phosphate Corp (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce the results of its updated Mineral Resource Estimate (“MRE”) for its Bégin-Lamarche project in Saguenay-Lac-Saint-Jean, Québec, Canada. The updated MRE includes results from the 2025-2026 drilling program described in the Company’s press release dated April 27, 2026.

The updated MRE includes a 378% increase in Indicated Mineral Resources over the Company’s Initial MRE dated September 9, 2024.

Measured pit-constrained Mineral Resource: 6.2 Mt @ 7.70% P2O5 (phosphate).

Indicated pit-constrained Mineral Resource: 198.5 Mt @ 6.00% P2O5.

Inferred pit-constrained Mineral Resource: 89.5 Mt @ 6.16% P2O5.

The Deposit remains open at depth.

Metallurgical test work indicates an anticipated apatite concentrate grade of 40.4% P2O5 at an 88% process recovery rate, with very low levels of potentially deleterious elements, and has been qualified for production of battery-grade phosphoric acid for lithium iron phosphate (“LFP”) battery with a conversion ratio of 91.1%.

The Deposit is located next to existing road and hydroelectric infrastructure and at only 70 km driving distance from the deep-sea Port of Saguenay.

The Deposit benefits from definitive, long-term, partially prepaid offtake from an existing, creditworthy partner.

Apatite (phosphorus, phosphate) is listed on the critical minerals lists of Québec, Canada, the United States and the European Union.

“We are pleased with the results of our 2025-2026 drilling exploration program and the quantity and quality upgrade provided to our Mineral Resources,” says First Phosphate CEO, John Passalacqua. “We are now able to continue to move the project forward with great confidence in our Mineral Resources.”

The updated MRE, with an effective date of May 1, 2026, was carried out by Mr. Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., who is an Independent Qualified Person within the meaning of Canadian Securities Administrators’ National Instrument 43-101: Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Bégin-Lamarche Phosphate Deposit contains a significant phosphate Mineral Resource that is associated with well-defined oxide-apatite peridotite (OAP) intrusions within the large Lac-Saint-Jean anorthosite suite (LSJAS). The LSJAS is the largest phosphate-mineralized anorthosite worldwide. The phosphate Deposit is comprised of four mineralized zones which are continuous, only separated by faults within the Deposit and extend over a length of 2,750 m (Figure 1). The Mountain Zone is a single phosphate-bearing mass having a diameter of up to 200 m and a length of 250 m. The Northern zone is comprised of four phosphate layers ranging from 30 m to 200 m in thickness and a length of 625 m. The Central Zone bears eight phosphate layers, one of them having up to 50 m in thickness and extending to 900 m. The Southern Zone bears three phosphate layers, one of them having up to 125 m in thickness and extending to 725 m.

Figure 1 - The Bégin-Lamarche Deposit Updated Optimized Pit Shell

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The Bégin-Lamarche Deposit mineralized wireframes boundaries were determined from lithology, structure, and grade boundary interpretation based on visual inspection of drill hole cross-sections. Four mineralized wireframe zones were developed and referred to as the Mountain, Northern, Central and Southern Zones. The mineralized wireframes were constructed on 50 m spaced vertical cross-sections, with on-screen digitized polylines on drill hole cross-sections in GEMS™. The mineralized wireframe outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated a lithological and structural zonal continuity along strike and down dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining mineralized zone continuity. The minimum constrained width for mineralized wireframe interpretation was 3 m of drill core length.

The Bégin-Lamarche Mineral Resource Estimate is based on 276 drill holes totalling 68,345 m. The database contained 20,682 analyses for percentage of P2O5. The Mineral Resource Estimate is presented in Table 1.

Table 1

Pit-Constrained Mineral Resource Estimate(1-4) at 2.5% P2O5 Cut-Off

Classification	Zone	Tonnes (M)	P2O5 (%)	P2O5 (Mt)
Measured	Mountain	6.2	7.70	0.47
	Total	6.2	7.7	0.47
Indicated	Mountain	5.3	8.45	0.45
	Northern	78.3	6.69	5.24
	Central	71.0	5.50	3.91
	Southern	43.9	5.26	2.31
	Total	198.5	6.00	11.91
Measured & Indicated	Mountain	11.5	8.04	0.92
	Northern	78.3	6.69	5.24
	Central	71.0	5.50	3.91
	Southern	43.9	5.26	2.31
	Total	204.7	6.05	12.38
Inferred	Mountain	0.5	9.09	0.04
	Northern	30.7	7.33	2.25
	Central	31.8	5.67	1.80
	Southern	26.5	5.32	1.41
	Total	89.5	6.16	5.50

Note: P2O5 = phosphorus pentoxide.

1. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. The Company expects that the majority of the Inferred Mineral Resource may be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Bégin-Lamarche Mineral Resource Estimate was derived from applying a 2.5% P2O5 cut-off value to the pit-constrained block model and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the cut-off value that determines the open pit potentially economic portion of the constrained mineralization (Table 2).

The P2O5 cut-off value is calculated with parameters below:

US$:C$ Exchange Rate: $0.72

P2O5 Price (32%): US$225/t (approx five-year trailing average)

P2O5 Price (40%): US$280/t

P2O5 Process Recovery: 88%

Processing & Conc Transport Cost: C$20/t

G&A: $1.50/t

Mining Cost: C$2.75/t (mineralized material and waste)

Pit Slopes: 45°

Accordingly, the P2O5 cut-off of potential open pit mining is calculated to be = 2.5%.

The optimized pit-constrained Mineral Resource Estimate is moderately sensitive to the selection of reporting P2O5 cut-off values, as demonstrated in Table 2.

Table 2

Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-Off

Class	Cut-off P2O5%	Tonnes (M)	P2O5 (%)	P2O5 (Mt)
Measured	5.0	4.9	8.67	0.4
	4.5	5.2	8.43	0.4
	4.0	5.5	8.22	0.5
	3.5	5.8	8.02	0.5
	3.0	6.0	7.84	0.5
	2.5	6.2	7.70	0.5
	2.0	6.3	7.57	0.5
Indicated	5.0	119.0	7.41	8.8
	4.5	138.0	7.05	9.7
	4.0	156.8	6.71	10.5
	3.5	172.9	6.44	11.1
	3.0	186.7	6.20	11.6
	2.5	198.5	6.00	11.9
	2.0	207.6	5.83	12.1
Inferred	5.0	55.5	7.49	4.2
	4.5	65.0	7.09	4.6
	4.0	73.6	6.75	5.0
	3.5	80.9	6.49	5.2
	3.0	86.0	6.29	5.4
	2.5	89.5	6.16	5.5
	2.0	92.0	6.05	5.6

Metallurgical Testwork has been successfully conducted by SGS at their Québec City facility with additional support by SGS Lakefield Ontario. Recent test results have confirmed that an apatite concentrate can be obtained analyzing 40.4% P2O5 and at 88% recovery.

First Phosphate’s Bégin-Lamarche Deposit is located approximately 50 km driving distance north of the City of Saguenay, Québec’s sixth-largest city, which hosts daily flights to Montréal, a skilled industrial workforce, strong local infrastructure, and which is 30 km driving distance from the deep-sea Port of Saguenay.

The geological and drilling work was planned, carried out and supervised by Laurentia Exploration Inc. The drill core was logged at Lamarche near the Deposit and at Laurentia Exploration’s offices. The drill core was sawed and sampled at Laurentia Exploration’s offices in Jonquière.

Qualified Persons

The scientific and technical disclosure for First Phosphate included in this News Release have been reviewed and approved by Steeve Lavoie, P.Geo. Mr. Lavoie is Chief Geologist of the Company and a Qualified Person under National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”).

The Qualified Person independent of the issuer, responsible for estimating the Mineral Resources of the Begin-Lamarche Property, within the meaning of NI 43-101, is Mr. Antoine Yassa, P.Geo., of the firm P&E Mining Consultants Inc. Mr. Yassa has read and approved the scientific and technical information in this press release for accuracy and compliance with NI 43-101.

P&E Mining Consultants Inc., an associate group of 20 geological and mine engineering professionals established in 2004, provides geological and mine engineering consulting reports, Mineral Resource and Mineral Reserve Estimates, NI 43-101 Technical Reports, Preliminary Economic Assessments, Pre-Feasibility and Feasibility Studies.

Laurentia Exploration inc. is a firm of consulting geologists based in Jonquière, Saguenay Lac-St-Jean. It has 80 employees, mainly geology professionals who are members in good standing of a professional order. The firm was founded in 2017 and carries out projects throughout Québec and Ontario.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information

Steeve Lavoie

Chief Geologist

Tel: +1 (418) 815-5416

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; and the calculation of mineral resources at the project and the possibility of eventual economic extraction of minerals from the project. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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